EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011

Profit	$104	$107	$224	$190

Add:
Provision for income taxes	39	40	85	69

Profit before income taxes	$143	$147	$309	$259

Fixed charges:
Interest expense	$198	$209	$402	$413
Rentals at computed interest*	2	2	3	3

Total fixed charges	$200	$211	$405	$416

Profit before income taxes plus fixed charges	$343	$358	$714	$675

Ratio of profit before income taxes plus fixed charges to fixed charges	1.72	1.70	1.76	1.62

*Those portions of rent expense that are representative of interest cost.